Exhibit 99.133

i-80 Gold to Expand Granite Creek Property with Key Land Acquisition

Extends exposure along primary mine structure by more than 3 km

Reno, Nevada, May 9, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that it has entered into an agreement to acquire strategic land sections adjoining the Company’s Granite Creek Property (“Granite Creek” or “the Property”) located in Humboldt County, Nevada from Nevada Gold Mines LLC (“NGM”). The new property includes unpatented claims in Section 6, T. 37 N., R. 42 E. and surface and mineral rights for Section 21, T. 38 N., R. 42 E. The new property sections provide i-80 with approximately 3.2 kilometres of additional exposure along the Getchell/Range Front fault structure that is intimately associated with the Granite Creek and Turquoise Ridge gold deposits (See Figure 1). Importantly, the property section to the north of Granite Creek is immediately on-strike with the recently discovered South Pacific Zone where high-grade mineralization is being defined along strike to the north of the Company’s Granite Creek Mine (see press releases dated November 16, 2021, and February 2, April 20 and May 3, 2022). Highlights of this property purchase include:

•	Increases the size of i-80’s Granite Creek Property package by approximately 1,280 acres (518 Ha)
•	Extends exposure approximately 1.6 km north towards NGM’s Turquoise Ridge Mine, and 1.6 km south of Granite Creek along the favourable Getchell/Range Front fault structure
•	Provides a 100% interest in the potential northern extension of the South Pacific Zone where recent drilling has identified significant high-grade mineralization including:
•	16.3 g/t Au over 7.1 m in hole iGS21-03
•	14.7 g/t Au over 10.2 m in hole iGS21-04
•	17.2 g/t Au over 3.8 m and 22.0 g/t Au over 3.4 m in hole iGS21-07
•	25.5 g/t Au over 5.5 m in hole iGS21-11
•	11.0 g/t Au over 9.1 m in hole iGS21-12
•	16.3 g/t Au over 15.7 m in hole iGS21-18
•	15.3 g/t Au over 10.5 m in hole iGS21-19

The properties include surface and mining rights. Total consideration for the purchase of the property sections consists of a cash payment of $4 million and the inclusion of the acquired sections into the existing 10% Net Profits Royalty (“NPI”) that NGM currently holds on the existing Property. Barrick Gold Corporation will also retain a 0.5% NSR on the new property sections.

i-80 is currently completing a surface and underground drill program with multiple drills at Granite Creek that is expected to consist of approximately 30,000 metres of drilling. The program has been very successful in confirming the significant upside opportunity at Granite Creek both proximal to the underground mine workings including the expansion of mineralization along strike and at depth where the deposit remains open. The South Pacific Zone is one of the primary targets of the 2022 program and future drilling will continue to step-out to the north towards the newly acquired property.

“Granite Creek is the first of four properties that i-80 is advancing towards production over the next several years, and where mining has recently commenced”, stated Matt Gollat, Executive Vice-President of i-80 Gold. “Given the substantial success of our ongoing drill program in expanding mineralization, increasing our property holdings is extremely important in providing significant exposure to potential upside both to the north and south of our current property.”

Figure 1 - Surface Plan of the Granite Creek Property (new Properties in white)

High-grade mineralization at Granite Creek occurs in a near-identical geological setting to that of Nevada Gold Mines’ (“NGM”), multi-million-ounce Turquoise Ridge Mine that is located immediately to the north (see Figure 1); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Investor Day Webcast & Conference Call - May 10, 2022

The Company will host an Investor Day presentation in person at the Toronto Board of Trade on May 10, 2022, commencing at 4:30 pm EDT, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team. A live conference call and webcast will also be available to those that are unable to attend in person. Details of the conference call and webcast can be found below.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: 3896886

Qualified Person

The scientific and technical information contained in this press release was reviewed by Tim George, PE, Mine Operations Manager of i-80 Gold and a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the completion of the acquisition of the property sections, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project, . Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.